Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before income taxes, equity method investment earnings and cumulative effect of changes in accounting	$1,158.0	$1,112.4	$1,211.6	$1,186.1	$1,031.3
Add/(deduct):
Fixed charges	411.9	398.8	417.1	540.1	597.6
Distributed income of equity investees	24.5	24.4	16.7	16.4	18.6
Capitalized interest	(8.6)	(4.4)	(3.9)	(6.0)	(5.1)
Preferred distributions of subsidiary	—	(3.5)	(8.8)	(25.1)	(42.4)
Earnings available for fixed charges (a)	$1,585.8	$1,527.7	$1,632.7	$1,711.5	$1,600.0

Fixed Charges:
Interest expense	$322.1	$324.5	$328.4	$417.2	$455.6
Capitalized interest	8.6	4.4	3.9	6.0	5.1
Interest in cost of goods sold	19.3	13.4	15.3	20.8	35.0
Preferred distributions of subsidiary	—	3.5	8.8	25.1	42.4
One third of rental expense (1)	61.9	53.0	60.7	71.0	59.5
Total fixed charges (b)	$411.9	$398.8	$417.1	$540.1	$597.6

Ratio of earnings to fixed charges (a/b)	3.8	3.8	3.9	3.2	2.7

(1)  Considered to be representative of interest factor in rental expense.

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